Exhibit 99.2

Royal Dutch Shell plc

Three and nine month period ended September 30, 2015

Unaudited Condensed Interim Financial Report

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3RD QUARTER 2015 UNAUDITED RESULTS

•	Royal Dutch Shell’s third quarter 2015 earnings, on a current cost of supplies (CCS) basis (see Note 2), were a loss of $6.1 billion compared with a gain of $5.3 billion for the same quarter a year ago.

•	Third quarter 2015 CCS earnings included identified items of $7.9 billion.

•	Third quarter 2015 CCS earnings excluding identified items (see page 10) were $1.8 billion compared with $5.8 billion for the third quarter of 2014, a decrease of 70%. Earnings were impacted by non-cash charges of some $1.0 billion related to adverse currency exchange rate effects on deferred tax positions and financing items which were not included as identified items.

•	Compared with the third quarter 2014, CCS earnings excluding identified items included improved Downstream and lower Upstream results. In Downstream, earnings benefited from steps taken by Shell to improve financial performance and from higher realised refining margins. Upstream earnings were negatively impacted by lower oil and gas prices, partly offset by lower costs, increased production volumes and improved operational performance.

•	Basic CCS earnings per share excluding identified items decreased by 70% versus the third quarter 2014.

•	Cash flow from operating activities for the third quarter 2015 was $11.2 billion, compared with $12.8 billion for the same quarter last year. Excluding working capital movements, cash flow from operating activities for the third quarter 2015 was $5.3 billion, compared with $11.1 billion for the third quarter 2014.

•	Total dividends distributed to Royal Dutch Shell plc shareholders in the quarter were $3.0 billion, of which $0.7 billion were settled under the Scrip Dividend Programme. No shares were bought back during the third quarter.

•	Gearing at the end of the third quarter 2015 was 12.7%.

•	A third quarter 2015 dividend has been announced of $0.47 per ordinary share and $0.94 per American Depositary Share (“ADS”).

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Nine months
Q3 2015	Q2 2015	Q3 2014%[1]			2015	2014	%
(7,416)	3,986	4,463	-266	Income/(loss) attributable to Royal Dutch Shell plc shareholders	1,000	14,279	-93
1,296	(625)	803		Current cost of supplies (CCS) adjustment for Downstream	1,002	599
(6,120)	3,361	5,266	-216	CCS earnings	2,002	14,878	-87
(7,890)	(474)	(581)		Identified items[2]	(6,849)	(4,422)
1,770	3,835	5,847	-70	CCS earnings excluding identified items	8,851	19,300	-54
				Of which:
(425)	1,037	4,343		Upstream	1,287	14,775
2,617	2,961	1,793		Downstream	8,224	4,715
(422)	(163)	(289)		Corporate and Non-controlling interest	(660)	(190)

11,231	6,050	12,811	-12	Cash flow from operating activities	24,387	35,436	-31

(0.97)	0.53	0.83	-217	Basic CCS earnings per share ($)	0.32	2.36	-86
(1.94)	1.06	1.66		Basic CCS earnings per ADS ($)	0.64	4.72
0.28	0.61	0.92	-70	Basic CCS earnings per share excl. identified items ($)	1.40	3.06	-54
0.56	1.22	1.84		Basic CCS earnings per ADS excl. identified items ($)	2.80	6.12

0.47	0.47	0.47	—	Dividend per share ($)	1.41	1.41	—
0.94	0.94	0.94		Dividend per ADS ($)	2.82	2.82

[1]	Q3 on Q3 change
[2]	See page 10

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Royal Dutch Shell Chief Executive Officer Ben van Beurden commented:

“Shell’s integrated business and our performance drive are helping to mitigate the impact of low oil prices on the bottom line, in what is a difficult environment for the industry today.

We continue to improve the operational performance of our assets, and production volumes are up. Costs are falling across the company and Shell’s performance drive is delivering at the bottom line.

Our financial framework is highly competitive, with balance sheet gearing at 12.7%, similar to year ago levels, despite a halving of oil prices. Both net investments and dividends have been covered by operating cash flow over the last year, when oil prices have averaged $60 per barrel.

While our cash flow and our operating performance in the quarter were strong, the headline numbers we’re reporting today include substantial charges. These charges reflect both a lower oil and gas price outlook and the firm steps we are taking to review and reduce Shell’s longer-term option set.

We have halted exploration activities offshore Alaska, and stopped the construction of the Carmon Creek in-situ oil project in Canada.

These are difficult, but impactful decisions. I am determined that Shell will become a more focused and competitive company as a result.

The BG deal, which remains on track for completion in early 2016, is a springboard to focus Shell into fewer and more profitable themes, especially deep water and integrated gas.”

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THIRD QUARTER 2015 PORTFOLIO DEVELOPMENTS

Upstream

In Canada, Shell announced that it will not continue construction of the 80 thousand barrels of oil equivalent per day (“boe/d”) Carmon Creek thermal in-situ project (Shell interest 100%). Shell originally sanctioned the project in October 2013 and announced in March 2015 that the project would be re-phased to take advantage of the market downturn to optimise design and retender certain contracts. After careful review of the potential design options, updated costs, and the company’s capital priorities, Shell’s view is that this project does not rank in its portfolio at this time. The project SEC Proved Reserves estimated at 418 million barrels bitumen at end 2014 will be de-booked and the project estimated recoverable petroleum resources will be classified as Contingent Resources.

In Malaysia, Shell announced that with the expiry of the Malaysia LNG Dua production-sharing contract (“PSC”) on August 21, 2015, Shell has handed over its operatorship and 50% interest to PETRONAS. In 2014, Shell share of gas production from fields under the Malaysia LNG Dua PSC was 62 thousand boe/d.

In the United States, Shell completed the sale of its 49% equity interest in Elba Liquefaction Company, LLC, owner of the Elba Liquefaction Project, to Kinder Morgan, Inc. Once operational, Shell will retain 100% of the off-take capacity of the project, which is proposed to be constructed and operated at the existing Elba Island LNG terminal.

Offshore Alaska during the quarter, Shell drilled the Burger J well to target depth as planned. The well is considered a dry-hole, with minor oil and gas shows, and the result renders the Burger Prospect as uneconomic. This, combined with the current economic and regulatory environment, has led Shell to cease further exploration activity offshore Alaska for the foreseeable future. Shell’s leases in the Chukchi Sea do not expire until 2020 and in the Beaufort Sea until 2017 and 2019. Recently, the US Government has denied our request for a suspension of operations, which would have extended the expiry date of these leases. We are considering our options in order to protect the remaining value of our assets and leases.

Shell announced the final investment decision (“FID”) to advance the Appomattox deep-water development (Shell interest 79%) in the United States. The Appomattox platform will be Shell’s seventh 4-column host in the Gulf of Mexico. The Appomattox development will initially produce from the Appomattox and Vicksburg fields, with average peak production estimated to reach approximately 175 thousand boe/d.

In Shell’s heartlands exploration programme there were successful appraisals of the Kaikias oil discovery (Shell interest 100%) and the Powernap oil discovery (Shell interest 50%) in the United States Gulf of Mexico.

Shell had continued success with near-field exploration discoveries in Brunei, Malaysia, Oman and the United Kingdom.

In October, Shell Nigeria Exploration and Production Company Ltd announced the first production from the Bonga Phase 3 project (Shell interest 55%). Bonga Phase 3 is an expansion of the Bonga Main development, with peak production expected to be some 50 thousand boe/d. The oil will be transported through existing pipelines to the Bonga floating production, storage and offloading facility, which has the capacity to produce more than 200 thousand barrels of oil and 150 million standard cubic feet of gas per day.

Downstream

During the quarter in China, Shell announced that it has reached an agreement to sell its 75% interest in Tongyi Lubricants to Huo’s Group and The Carlyle Group. The transaction has received regulatory approval and is expected to complete in 2015.

In Japan, Shell reached an agreement with Idemitsu for the sale of 125,261,200 shares in Showa Shell Sekiyu KK, representing a 33.24% shareholding in the company, for a total consideration of JPY 169 billion (approximately $1.4 billion). Shell will retain a 1.8% holding in the company and continues to license its brand to Showa Shell for use in its retail business. The transaction is expected to complete in 2016, subject to obtaining regulatory approval.

In October, Shell completed the sale of its retail, commercial fuels, and supply and distribution logistics businesses in Norway to ST1 Nordic Oy. The Shell brand will continue to be highly visible in Norway through a retail brand licence agreement, and Shell fuels and lubricants will continue to be sold at the 404 retail sites which have transferred to ST1’s ownership. In addition, Shell has entered into a joint venture with ST1 to sell aviation fuel in Norway.

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KEY FEATURES OF THE THIRD QUARTER 2015

•	Third quarter 2015 CCS earnings (see Note 2) were a loss of $6,120 million, 216% lower than for the same quarter a year ago.

•	Third quarter 2015 CCS earnings excluding identified items (see page 10) were $1,770 million compared with $5,847 million for the third quarter 2014, a decrease of 70%. Earnings were impacted by non-cash charges of some $1.0 billion related to adverse currency exchange rate effects on deferred tax positions and financing items which were not included as identified items.

•	Third quarter 2015 CCS earnings excluding identified items included improved Downstream and lower Upstream results. In Downstream, earnings benefited from steps taken by Shell to improve financial performance and from higher realised refining margins. Upstream earnings were negatively impacted by lower oil and gas prices, partly offset by lower costs, increased production volumes and improved operational performance.

•	Basic CCS earnings per share decreased by 217% versus the same quarter a year ago.

•	Basic CCS earnings per share excluding identified items decreased by 70% versus the same quarter a year ago.

•	Cash flow from operating activities for the third quarter 2015 was $11.2 billion, compared with $12.8 billion for the same quarter last year. Excluding working capital movements, cash flow from operating activities for the third quarter 2015 was $5.3 billion, compared with $11.1 billion for the same quarter last year.

•	Capital investment (see Note B) for the third quarter 2015 was $7.1 billion and divestment proceeds were $1.0 billion.

•	Total dividends distributed to Royal Dutch Shell plc shareholders in the third quarter 2015 were $3.0 billion, of which $0.7 billion were settled by issuing some 23.9 million A shares under the Scrip Dividend Programme for the second quarter 2015 dividend.

•	Return on average capital employed on a reported income basis (see Note C) was 1.0% at the end of the third quarter 2015 compared with 7.7% at the end of the third quarter 2014.

•	Gearing (see Note D) was 12.7% at the end of the third quarter 2015 versus 11.7% at the end of the third quarter 2014.

•	Oil and gas production for the third quarter 2015 was 2,880 thousand boe/d, an increase of 3% compared with the third quarter 2014. Excluding the impact of divestments, curtailment and underground storage reinjection at NAM in the Netherlands, a Malaysia PSC expiry, PSC price effects, and security impacts in Nigeria, third quarter 2015 production was 9% higher than for the same period last year.

•	Equity sales of LNG of 5.31 million tonnes for the third quarter 2015 were 7% lower than for the same quarter a year ago.

•	Oil products sales volumes for the third quarter 2015 were 5% higher than for the third quarter 2014. Chemicals sales volumes for the third quarter 2015 were in line with the same quarter a year ago.

•	Supplementary financial and operational disclosure for the third quarter 2015 is available at www.shell.com/investor.

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SUMMARY OF IDENTIFIED ITEMS

Earnings for the third quarter 2015 reflected the following items, which in aggregate amounted to a net charge of $7,890 million (compared with a net charge of $581 million for the third quarter 2014), as summarised in the table below:

•	Upstream earnings included a net charge of $8,218 million, mainly related to management decisions to halt longer-term projects and a downward revision to the oil and gas price outlook. This net charge included $4,616 million related to impairments, redundancy and restructuring, and other items such as contract provisions and well write-offs associated with management’s decision to cease Alaska drilling activities for the foreseeable future and the Carmon Creek project. Charges for Alaska were $2,584 million, which included $755 million associated with well write-offs, and charges for Carmon Creek were $2,032 million. The net charge also reflected impairment charges of $3,689 million triggered by the downward revision of the long-term oil and gas price outlook. This includes $2,312 million related to North America shale gas properties. Upstream earnings for the third quarter 2014 included a net charge of $394 million.

•	Downstream earnings included a net charge of $136 million, primarily reflecting a tax charge of $115 million relating to the transfer of assets to Shell Midstream Partners, L.P., impairments of $103 million and redundancy and restructuring costs of $25 million, partly offset by divestment gains of $66 million and the net impact of fair value accounting of commodity derivatives of $41 million. Downstream earnings for the third quarter 2014 included a net charge of $192 million.

•	Corporate results and Non-controlling interest included a net gain of $464 million, mainly reflecting a gain on the divestment of an office building in the United Kingdom. Earnings for the third quarter 2014 included a net gain of $5 million.

SUMMARY OF IDENTIFIED ITEMS

Quarters			$ million	Nine months
Q3 2015	Q2 2015	Q3 2014		2015[1]	2014
			Segment earnings impact of identified items:
(8,218)	(263)	(394)	Upstream	(6,617)	(1,579)
(136)	(215)	(192)	Downstream	(483)	(2,848)
464	4	5	Corporate and Non-controlling interest	251	5
(7,890)	(474)	(581)	Earnings impact	(6,849)	(4,422)

[1]	See Appendix I

These identified items are shown to provide additional insight into segment earnings and income attributable to shareholders. They include the full impact on Shell’s CCS earnings of the following items:

•	Divestment gains and losses

•	Impairments

•	Fair value accounting of commodity derivatives and certain gas contracts (see Note A)

•	Redundancy and restructuring

Further items may be identified in addition to the above.

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EARNINGS BY BUSINESS SEGMENT

UPSTREAM

Quarters				$ million	Nine months
Q3 2015	Q2 2015	Q3 2014%[1]			2015	2014	%
(425)	1,037	4,343	-110	Upstream earnings excluding identified items	1,287	14,775	-91
(8,643)	774	3,949	-319	Upstream earnings	(5,330)	13,196	-140

4,044	2,092	8,854	-54	Upstream cash flow from operating activities	10,265	26,848	-62

5,848	5,916	7,023	-17	Upstream capital investment	17,707	23,782	-26

1,528	1,432	1,429	+7	Liquids production available for sale (thousand b/d)	1,501	1,469	+2
7,837	7,534	7,892	-1	Natural gas production available for sale (million scf/d)	8,258	9,082	-9
2,880	2,731	2,790	+3	Total production available for sale (thousand boe/d)	2,925	3,035	-4

5.31	5.46	5.68	-7	Equity sales of LNG (million tonnes)	16.94	17.77	-5

[1]	Q3 on Q3 change

Third quarter Upstream earnings excluding identified items were a loss of $425 million compared with a gain of $4,343 million a year ago. Identified items were a net charge of $8,218 million, compared with a net charge of $394 million for the third quarter 2014 (see page 10).

Compared with the third quarter 2014, earnings excluding identified items were impacted by the significant decline in oil and gas prices, increased taxation and higher well write-offs. Earnings benefited from lower costs including favourable exchange rate effects and divestments, and increased production volumes primarily from new deep-water projects and improved operational performance.

Compared with the third quarter 2014, the weakening of the Australian dollar and Brazilian real reduced earnings by some $101 million and $133 million respectively. The impact of these items in the third quarter 2015 was some $761 million after tax, compared with an impact of some $527 million after tax in the same period a year ago.

Upstream Americas excluding identified items incurred a loss.

Global liquids realisations were 51% lower than for the third quarter 2014. Global natural gas realisations were 18% lower than for the same quarter a year ago, with a 41% decrease in the Americas and a 14% decrease outside the Americas.

Third quarter 2015 production was 2,880 thousand boe/d compared with 2,790 thousand boe/d a year ago. Liquids production increased by 7% and natural gas production decreased by 1% compared with the third quarter 2014. Excluding the impact of divestments, curtailment and underground storage reinjection at NAM in the Netherlands, a Malaysia PSC expiry, PSC price effects, and security impacts in Nigeria, third quarter 2015 production was 9% higher than for the same period last year. Underlying production was driven by increased liquids production in the Americas, and improved operational performance, particularly Pearl GTL and Malaysia.

New field start-ups and the continuing ramp-up of existing fields, in particular Cardamom and Mars B in the Americas and Bonga NW in Nigeria, contributed some 116 thousand boe/d to production for the third quarter 2015, which more than offset the impact of field declines.

Equity LNG sales volumes of 5.31 million tonnes decreased by 7% compared with the same quarter a year ago, mainly reflecting the expiry of the Malaysia LNG Dua JVA.

Nine months Upstream earnings excluding identified items were $1,287 million compared with $14,775 million for the first nine months 2014. Identified items were a net charge of $6,617 million, compared with a net charge of $1,579 million for the first nine months 2014 (see page 10).

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Compared with the first nine months 2014, earnings excluding identified items reflected significantly lower oil and gas prices, partly offset by lower costs, including favourable exchange rate effects and divestments. The weakening of the Australian dollar and Brazilian real reduced earnings by some $684 million and $446 million respectively compared with the same period a year ago. The impact of these items on the first nine months 2015 was some $1,279 million after tax, compared with an impact of some $149 million after tax in the same period last year.

Global liquids realisations were 49% lower than for the first nine months 2014. Global natural gas realisations were 25% lower than for the first nine months 2014, with a 48% decrease in the Americas and a 22% decrease outside the Americas.

In the first nine months 2015, production was 2,925 thousand boe/d compared with 3,035 thousand boe/d for the same period a year ago. Liquids production increased by 2% and natural gas production decreased by 9% compared with the first nine months 2014. Excluding the impact of divestments, curtailment and underground storage reinjection at NAM in the Netherlands, Abu Dhabi license and Malaysia LNG Dua PSC expiries, PSC price effects, and security impacts in Nigeria, production volumes for the first nine months 2015 were 2% higher than the same period last year.

In the first nine months 2015, equity LNG sales volumes of 16.94 million tonnes decreased by 5% compared with the first nine months 2014, mainly reflecting the expiration of the Malaysia LNG Dua JVA and the impact of the Woodside divestment.

DOWNSTREAM

Quarters				$ million	Nine months
Q3 2015	Q2 2015	Q3 2014%[1]			2015	2014	%
2,617	2,961	1,793	+46	Downstream CCS earnings excluding identified items	8,224	4,715	+74
2,481	2,746	1,601	+55	Downstream CCS earnings	7,741	1,867	+315

6,605	3,816	3,187	+107	Downstream cash flow from operating activities	11,975	6,594	+82

1,211	1,085	1,426	-15	Downstream capital investment	3,145	3,812	-17

2,776	2,944	2,896	-4	Refinery processing intake (thousand b/d)	2,863	2,965	-3

6,586	6,531	6,295	+5	Oil products sales volumes (thousand b/d)	6,478	6,355	+2

4,452	4,326	4,441	—	Chemicals sales volumes (thousand tonnes)	12,970	13,113	-1

[1]	Q3 on Q3 change

Third quarter Downstream earnings excluding identified items were $2,617 million compared with $1,793 million for the third quarter 2014. Identified items were a net charge of $136 million, compared with a net charge of $192 million for the third quarter 2014 (see page 10).

Compared with the third quarter 2014, Downstream earnings excluding identified items benefited from higher realised refining margins, reflecting the industry environment. Earnings also benefited from lower costs, including favourable exchange rate effects overall and divestments, and lower taxation. This was partly offset by the negative impact of exchange rate effects in marketing, despite stronger underlying performance. Contributions from Chemicals increased mainly as a result of improved intermediates industry conditions.

Refinery intake volumes were 4% lower compared with the same quarter last year. Excluding portfolio impacts, refinery intake volumes were 3% lower compared with the same period a year ago. Refinery availability was 89%, compared with 92% for the third quarter 2014.

Oil products sales volumes increased by 5% compared with the same period a year ago, mainly reflecting higher trading volumes.

Chemicals sales volumes were in line with the same quarter last year. Chemicals manufacturing plant availability decreased to 88% from 90% for the third quarter 2014, reflecting downtime at the Moerdijk chemical site in the Netherlands.

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Nine months Downstream earnings excluding identified items were $8,224 million compared with $4,715 million in the first nine months 2014. Identified items were a net charge of $483 million, compared with a net charge of $2,848 million for the first nine months 2014 (see page 10).

Downstream earnings excluding identified items, compared with the first nine months 2014, benefited from higher contributions from manufacturing reflecting higher realised refining margins and improved operating performance. Earnings also benefited from lower costs, including favourable exchange rate effects overall and divestments, and lower taxation. This was partly offset by the negative impact of exchange rate effects in marketing, despite stronger underlying performance. Contributions from Chemicals increased as a result of improved intermediates market conditions which more than offset the impact of unit shut-downs at the Moerdijk chemical site in the Netherlands.

Compared with the first nine months 2014, refinery intake volumes were 3% lower than the same period a year ago. Refinery availability was 93%, compared with 92% for the same period a year ago.

Oil products sales volumes increased by 2% compared with the same period a year ago, mainly as a result of higher trading volumes.

Chemicals sales volumes decreased by 1% compared with the first nine months 2014. Chemicals manufacturing plant availability decreased to 86% from 92% for the same period a year ago.

CORPORATE AND NON-CONTROLLING INTEREST

Quarters			$ million	Nine months
Q3 2015	Q2 2015	Q3 2014		2015	2014
(422)	(163)	(289)	Corporate and Non-controlling interest excl. identified items	(660)	(190)
			Of which:
(355)	(69)	(306)	Corporate	(378)	(129)
(67)	(94)	17	Non-controlling interest	(282)	(61)

42	(159)	(284)	Corporate and Non-controlling interest	(409)	(185)

Third quarter Corporate results and Non-controlling interest excluding identified items were a loss of $422 million, compared with a loss of $289 million for the same period last year. Identified items for the third quarter 2015 were a net gain of $464 million, whereas earnings for the third quarter 2014 included a net gain of $5 million (see page 10).

Compared with the third quarter 2014, Corporate results excluding identified items mainly reflected adverse currency exchange rate effects, which in the third quarter were $362 million, and higher net interest expense, partly offset by a higher tax credit.

Compared with the third quarter 2014, earnings benefited from the impact of the weakening Brazilian real on deferred tax positions in Upstream by some $143 million. The impact of this on the third quarter 2015 earnings excluding identified items was a gain of some $155 million after tax, compared with a $12 million gain in the same period a year ago.

Nine months Corporate results and Non-controlling interest excluding identified items were a charge of $660 million, compared with a charge of $190 million for the first nine months 2014. Identified items for the first nine months 2015 were a net gain of $251 million, whereas earnings for the same period in 2014 included a net gain of $5 million (see page 10).

Compared with the first nine months 2014, Corporate results excluding identified items were impacted by adverse currency exchange rate effects, partly offset by lower taxation.

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Compared with the first nine months 2014, earnings benefited from the impact of the weakening Brazilian real on deferred tax positions in Upstream by some $244 million. The impact of this on the first nine months 2015 earnings excluding identified items was a gain of some $256 million after tax, compared with $12 million gain in the same period a year ago.

OPERATIONAL OUTLOOK FOR THE FOURTH QUARTER 2015

Compared with the fourth quarter 2014, Upstream earnings are expected to be impacted by some 50 thousand boe/d as a result of divestments, some 30 thousand boe/d related to a Malaysia PSC expiry and some 40 thousand boe/d associated with the impact of curtailment and underground storage reinjection at NAM. The impact of maintenance is expected to be lower by some 25 thousand boe/d.

Refinery availability is expected to decline in the fourth quarter 2015 as a result of higher turnaround activity and increased maintenance compared with the same period a year ago. Chemicals manufacturing plant availability is expected to increase in the fourth quarter 2015 as the Moerdijk chemical site in the Netherlands continues to recover.

FORTHCOMING EVENTS

Fourth quarter 2015 results and fourth quarter 2015 dividend are scheduled to be announced on February 4, 2016. First quarter 2016 results and first quarter 2016 dividend are scheduled to be announced on April 28, 2016. Second quarter 2016 results and second quarter 2016 dividend are scheduled to be announced on July 28, 2016. Third quarter 2016 results and third quarter 2016 dividend are scheduled to be announced on October 27, 2016.

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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters				$ million	Nine months
Q3 2015	Q2 2015	Q3 2014%[1]			2015	2014	%
68,706	72,402	107,851		Revenue	206,814	328,731
193	1,136	1,512		Share of profit of joint ventures and associates	2,734	5,298
285	412	462		Interest and other income	2,432	3,149
69,184	73,950	109,825		Total revenue and other income	211,980	337,178
51,612	52,441	84,507		Purchases	151,478	253,638
7,419	6,506	7,555		Production and manufacturing expenses	20,580	22,573
2,896	3,076	3,350		Selling, distribution and administrative expenses	8,866	10,539
291	252	302		Research and development	796	859
3,406	964	846		Exploration	5,170	2,901
12,156	4,673	4,730		Depreciation, depletion and amortisation	21,433	19,508
527	466	417		Interest expense	1,369	1,374
(9,123)	5,572	8,118	-212	Income/(loss) before taxation	2,288	25,786	-91
(1,730)	1,458	3,693		Taxation	1,030	11,474
(7,393)	4,114	4,425	-267	Income/(loss) for the period	1,258	14,312	-91
23	128	(38)		Income attributable to non-controlling interest	258	33
(7,416)	3,986	4,463	-266	Income/(loss) attributable to Royal Dutch Shell plc shareholders	1,000	14,279	-93

[1]	Q3 on Q3 change

EARNINGS PER SHARE

Quarters			$	Nine months
Q3 2015	Q2 2015	Q3 2014		2015	2014
(1.17)	0.63	0.70	Basic earnings per share	0.16	2.26
(1.16)	0.62	0.70	Diluted earnings per share	0.16	2.26

SHARES[1]

Quarters			Millions	Nine months
Q3 2015	Q2 2015	Q3 2014		2015	2014
			Weighted average number of shares as the basis for:
6,327.7	6,304.6	6,333.8	Basic earnings per share	6,308.3	6,315.0
6,396.9	6,383.9	6,334.1	Diluted earnings per share	6,386.0	6,315.3
6,348.4	6,325.2	6,320.3	Shares outstanding at the end of the period	6,348.4	6,320.3

[1]	Royal Dutch Shell plc ordinary shares of €0.07 each

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Quarters			$ million	Nine months
Q3 2015	Q2 2015	Q3 2014		2015	2014
(7,393)	4,114	4,425	Income/(loss) for the period	1,258	14,312
			Other comprehensive income net of tax:
			Items that may be reclassified to income in later periods:
(3,341)	1,668	(2,963)	- Currency translation differences	(5,872)	(2,923)
(324)	(129)	(83)	- Unrealised gains/(losses) on securities	(588)	(237)
139	133	(10)	- Cash flow hedging gains/(losses)	263	(9)
19	(25)	(68)	- Share of other comprehensive income/(loss) of joint ventures and associates	1	(70)
(3,507)	1,647	(3,124)	Total	(6,196)	(3,239)
			Items that are not reclassified to income in later periods:
(2,369)	5,496	(2,672)	- Retirement benefits remeasurements	1,811	(3,471)
(5,876)	7,143	(5,796)	Other comprehensive income/(loss) for the period	(4,385)	(6,710)
(13,269)	11,257	(1,371)	Comprehensive income/(loss) for the period	(3,127)	7,602
(53)	161	(104)	Comprehensive income/(loss) attributable to non-controlling interest	171	(27)
(13,216)	11,096	(1,267)	Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	(3,298)	7,629

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	16

CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Sep 30, 2015	Jun 30, 2015	Dec 31, 2014
Assets
Non-current assets:
Intangible assets	6,300	6,779	7,076
Property, plant and equipment	181,681	192,633	192,472
Joint ventures and associates	30,940	32,284	31,558
Investments in securities	3,573	3,854	4,115
Deferred tax[1]	10,258	7,969	8,131
Retirement benefits	2,366	3,892	1,682
Trade and other receivables	8,331	8,522	8,304
	243,449	255,933	253,338

Current assets:
Inventories	19,276	22,485	19,701
Trade and other receivables	49,130	50,929	58,470
Cash and cash equivalents	31,846	26,981	21,607
	100,252	100,395	99,778

Total assets	343,701	356,328	353,116

Liabilities
Non-current liabilities:
Debt	50,438	45,575	38,332
Trade and other payables	4,510	4,877	3,582
Deferred tax[1]	9,935	11,676	12,052
Retirement benefits	14,557	12,642	16,318
Decommissioning and other provisions	25,110	25,055	23,834
	104,550	99,825	94,118

Current liabilities:
Debt	5,149	7,366	7,208
Trade and other payables	55,230	56,424	64,864
Taxes payable	10,378	10,362	9,797
Retirement benefits	359	367	377
Decommissioning and other provisions	5,553	3,976	3,966
	76,669	78,495	86,212

Total liabilities	181,219	178,320	180,330

Equity attributable to Royal Dutch Shell plc shareholders	161,348	176,787	171,966

Non-controlling interest	1,134	1,221	820
Total equity	162,482	178,008	172,786

Total liabilities and equity	343,701	356,328	353,116

[1]	Deferred tax assets increased and deferred tax liabilities decreased in the third quarter 2015 primarily as a result of the impairments described in Note 2.

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	17

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders					Non- controlling interest	Total equity
$ million	Share capital	Shares held in trust	Other reserves	Retained earnings	Total
At January 1, 2015	540	(1,190)	(14,365)	186,981	171,966	820	172,786
Comprehensive income/(loss) for the period	—	—	(4,298)	1,000	(3,298)	171	(3,127)
Capital contributions from, and other changes in, non-controlling interest	—	—	—	(90)	(90)	215	125
Dividends paid	—	—	—	(8,987)	(8,987)	(72)	(9,059)
Scrip dividends[1]	4	—	(4)	1,399	1,399	—	1,399
Repurchases of shares[2]	(1)	—	1	1	1	—	1
Shares held in trust: net sales and dividends received	—	624	—	50	674	—	674
Share-based compensation	—	—	(289)	(28)	(317)	—	(317)
At September 30, 2015	543	(566)	(18,955)	180,326	161,348	1,134	162,482

At January 1, 2014	542	(1,932)	(2,037)	183,474	180,047	1,101	181,148
Comprehensive income/(loss) for the period	—	—	(6,650)	14,279	7,629	(27)	7,602
Capital contributions from, and other changes in, non-controlling interest	—	—	—	3	3	(7)	(4)
Dividends paid	—	—	—	(8,856)	(8,856)	(77)	(8,933)
Scrip dividends[1]	6	—	(6)	2,399	2,399	—	2,399
Repurchases of shares[2]	(5)	—	5	(2,010)	(2,010)	—	(2,010)
Shares held in trust: net sales and dividends received	—	807	—	77	884	—	884
Share-based compensation	—	—	(122)	28	(94)	—	(94)
At September 30, 2014	543	(1,125)	(8,810)	189,394	180,002	990	180,992

[1]	Under the Scrip Dividend Programme some 47.3 million A shares, equivalent to $1.4 billion, were issued during the first nine months 2015 and some 64.6 million A shares, equivalent to $2.4 billion, were issued during the first nine months 2014.
[2]	Includes shares committed to repurchase and repurchases subject to settlement at the end of the quarter.

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	18

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Nine months
Q3 2015	Q2 2015	Q3 2014		2015	2014
			Cash flow from operating activities
(7,393)	4,114	4,425	Income/(loss) for the period	1,258	14,312
			Adjustment for:
1,146	1,753	2,691	- Current taxation	5,846	11,427
426	395	377	- Interest expense (net)	1,124	1,223
12,156	4,673	4,729	- Depreciation, depletion and amortisation	21,433	19,508
(493)	(247)	(78)	- Net losses/(gains) on sale of non-current assets and businesses	(2,352)	(2,240)
5,883	(1,588)	1,741	- Decrease/(increase) in working capital	3,923	281
(193)	(1,136)	(1,512)	- Share of loss/(profit) of joint ventures and associates	(2,734)	(5,298)
1,039	1,071	2,096	- Dividends received from joint ventures and associates	3,187	5,371
(2,407)	(90)	689	- Deferred taxation, retirement benefits, decommissioning and other provisions	(4,000)	(15)
2,302	255	572	- Other[1]	2,651	1,500
12,466	9,200	15,730	Net cash from operating activities (pre-tax)	30,336	46,069

(1,235)	(3,150)	(2,919)	Taxation paid	(5,949)	(10,633)

11,231	6,050	12,811	Net cash from operating activities	24,387	35,436

			Cash flow from investing activities
(6,412)	(6,205)	(7,783)	Capital expenditure[2]	(18,832)	(22,845)
(274)	(208)	(151)	Investments in joint ventures and associates	(891)	(1,533)
913	206	3,783	Proceeds from sales of property, plant and equipment and businesses	3,322	7,628
81	165	157	Proceeds from sales of joint ventures and associates	250	3,884
82	59	29	Interest received	197	118
(108)	(80)	(362)	Other	(267)	(229)
(5,718)	(6,063)	(4,327)	Net cash used in investing activities	(16,221)	(12,977)

			Cash flow from financing activities
(1,394)	1,072	(465)	Net increase/(decrease) in debt with maturity period within three months	(577)	(3,159)
5,490	10,045	442	Other debt: New borrowings	16,287	3,777
(1,387)	(2,188)	(334)	Repayments	(4,205)	(3,518)
(532)	(317)	(404)	Interest paid	(1,258)	(1,170)
2	424	—	Change in non-controlling interest[3]	421	(13)
			Cash dividends paid to:
(2,362)	(2,294)	(2,994)	- Royal Dutch Shell plc shareholders	(7,588)	(6,457)
(27)	(27)	(4)	- Non-controlling interest	(72)	(77)
—	—	(770)	Repurchases of shares	(409)	(2,357)
(1)	(5)	48	Shares held in trust: net sales/(purchases) and dividends received	(46)	261
(211)	6,710	(4,481)	Net cash used in financing activities	2,553	(12,713)

(437)	417	(395)	Currency translation differences relating to cash and cash equivalents	(480)	(415)
4,865	7,114	3,608	Increase/(decrease) in cash and cash equivalents	10,239	9,331

26,981	19,867	15,419	Cash and cash equivalents at beginning of period	21,607	9,696

31,846	26,981	19,027	Cash and cash equivalents at end of period	31,846	19,027

[1]	In the third quarter 2015, this mainly related to well write-offs.
[2]	Reflects a minor change to definition with effect from 2015 which has no overall impact on net cash used in investing activities. Comparative information has been reclassified.
[3]	In the second quarter 2015, this mainly related to the public offering of limited partner units in Shell Midstream Partners, L.P.

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	19

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc and its subsidiaries (collectively referred to as Shell) have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union and as issued by the International Accounting Standards Board and on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2014 (pages 111 to 116) as filed with the U.S. Securities and Exchange Commission.

The financial information presented in the Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006. Statutory accounts for the year ended December 31, 2014 were published in Shell’s Annual Report and a copy was delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Companies Act 2006.

2.	Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts.

Information by business segment:

Quarters		$ million	Nine months
Q3 2015	Q3 2014		2015	2014
		Third-party revenue
7,706	10,318	Upstream	21,768	33,989
60,976	97,508	Downstream	184,974	294,659
24	25	Corporate	72	83
68,706	107,851	Total third-party revenue	206,814	328,731

		Inter-segment revenue
6,215	12,758	Upstream	19,935	37,630
343	627	Downstream	976	1,698
—	—	Corporate	—	—

		Segment earnings
(8,643)	3,949	Upstream[1]	(5,330)	13,196
2,481	1,601	Downstream[2]	7,741	1,867
109	(301)	Corporate	(130)	(124)
(6,053)	5,249	Total segment earnings	2,281	14,939

Quarters		$ million	Nine months
Q3 2015	Q3 2014		2015	2014
(6,053)	5,249	Total segment earnings	2,281	14,939
		Current cost of supplies adjustment:
(1,569)	(894)	Purchases	(1,156)	(751)
443	246	Taxation	326	203
(214)	(176)	Share of profit of joint ventures and associates	(193)	(79)
(7,393)	4,425	Income/(loss) for the period	1,258	14,312

1	Third quarter 2015 Upstream earnings included a charge of $4,616 million after taxation related to impairments, redundancy and restructuring, and other items such as contract provisions and well write-offs associated with management’s decision to cease Alaska drilling activities for the foreseeable future and to cease the Carmon Creek project. Charges for Alaska were $2,584 million after taxation, of which $755 million associated with well write-offs, and charges for Carmon Creek were $2,032 million after taxation. Third quarter 2015 Upstream earnings also included impairment charges of $3,689 million after taxation, triggered by the downward revision of the long-term oil and gas price outlook. Second quarter 2014 Upstream earnings included an impairment charge of $1,943 million after taxation, partly offset by divestment gains of $1,230 million after taxation.
2	First quarter 2014 Downstream earnings included an impairment charge of $2,284 million related to refineries in Asia and Europe.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	20

3.	Share capital

Issued and fully paid

	Ordinary shares of €0.07 each		Sterling deferred shares of £1 each
Number of shares	A	B
At January 1, 2015	3,907,302,393	2,440,410,614	50,000
Scrip dividends	47,296,124	—	—
Repurchases of shares	(12,717,512)	—	—
At September 30, 2015	3,941,881,005	2,440,410,614	50,000

At January 1, 2014	3,898,011,213	2,472,839,187	50,000
Scrip dividends	64,568,758	—	—
Repurchases of shares	(27,917,878)	(32,428,573)	—
At September 30, 2014	3,934,662,093	2,440,410,614	50,000

Nominal value

	Ordinary shares of €0.07 each
$ million	A	B	Total
At January 1, 2015	334	206	540
Scrip dividends	4	—	4
Repurchases of shares	(1)	—	(1)
At September 30, 2015	337	206	543

At January 1, 2014	333	209	542
Scrip dividends	6	—	6
Repurchases of shares	(2)	(3)	(5)
At September 30, 2014	337	206	543

The total nominal value of sterling deferred shares is less than $1 million.

At Royal Dutch Shell plc’s Annual General Meeting on May 19, 2015, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for or to convert any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €147 million (representing 2,100 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 19, 2016, and the end of the Annual General Meeting to be held in 2016, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

4.	Other reserves

$ million	Merger reserve[1]	Share premium reserve[1]	Capital redemption reserve[2]	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2015	3,405	154	83	1,723	(19,730)	(14,365)
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(4,298)	(4,298)
Scrip dividends	(4)	—	—	—	—	(4)
Repurchases of shares	—	—	1	—	—	1
Share-based compensation	—	—	—	(289)	—	(289)
At September 30, 2015	3,401	154	84	1,434	(24,028)	(18,955)

At January 1, 2014	3,411	154	75	1,871	(7,548)	(2,037)
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(6,650)	(6,650)
Scrip dividends	(6)	—	—	—	—	(6)
Repurchases of shares	—	—	5	—	—	5
Share-based compensation	—	—	—	(122)	—	(122)
At September 30, 2014	3,405	154	80	1,749	(14,198)	(8,810)

[1]	The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005.
[2]	The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	21

5.	Derivative contracts

The table below provides the carrying amounts of derivatives contracts held, disclosed in accordance with IFRS 13 Fair Value Measurement.

$ million	Sep 30, 2015	Jun 30, 2015	Dec 31, 2014
Included within:

Trade and other receivables – non-current	885	774	703
Trade and other receivables – current	12,433	9,090	14,037

Trade and other payables – non-current	1,407	1,635	520
Trade and other payables – current	9,892	7,574	11,554

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2014, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at September 30, 2015 are consistent with those used in the year ended December 31, 2014, and the carrying amounts of derivative contracts measured using predominantly unobservable inputs have not changed materially since that date.

The fair value of debt excluding finance lease liabilities at September 30, 2015, was $50,744 million (June 30, 2015: $47,942 million; December 31, 2014: $41,120 million). Fair value is determined from the prices quoted for those securities.

6.	Recommended cash and share offer for BG Group plc by Royal Dutch Shell plc

On April 8, 2015, the Boards of Royal Dutch Shell plc and BG Group plc announced that they have reached agreement on the terms of a recommended cash and share offer to be made by Royal Dutch Shell plc for the entire issued and to be issued share capital of BG Group plc, representing a value of approximately £47 billion based on the closing price of 2,208.5 pence per Royal Dutch Shell plc B share on April 7, 2015.

The transaction is subject to certain pre-conditions and conditions and Royal Dutch Shell plc has agreed to use its reasonable endeavours to secure the necessary regulatory clearances and authorisations. It is expected that Royal Dutch Shell plc’s circular and prospectus and BG Group plc’s scheme document will be published at the same time, and no later than 28 days after the pre-conditions are satisfied and/or waived. The transaction is expected to complete in early 2016.

Under certain circumstances occurring on or prior to July 31, 2016, such as the Royal Dutch Shell plc Board withdrawing its recommendation to Royal Dutch Shell plc shareholders to vote in favour of the transaction, Royal Dutch Shell plc has agreed to pay BG Group plc £750 million by way of compensation for any loss suffered by BG Group plc in connection with the preparation and negotiation of the transaction.

ADDITIONAL NOTES FOR INFORMATION

A.	Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products as well as power and environmental products. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in this Report.

B.	Capital investment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It is defined as the sum of capital expenditure, exploration expense (excluding well write-offs), new investments in joint ventures and associates, new finance leases and other adjustments.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	22

C.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. The tax rate used is Shell’s effective tax rate for the period. Capital employed consists of total equity, current debt and non-current debt.

D.	Gearing

Gearing, calculated as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity), is a key measure of Shell’s capital structure.

E.	Liquidity and capital resources

Third quarter net cash from operating activities was $11.2 billion compared with $12.8 billion for the same period last year.

Total current and non-current debt increased to $55.6 billion at September 30, 2015 from $52.9 billion at June 30, 2015 while cash and cash equivalents increased to $31.8 billion at September 30, 2015 from $27.0 billion at June 30, 2015. During the third quarter 2015, Shell issued $5.2 billion of debt under the European medium-term note programme. No new debt was issued under the US shelf registration.

Capital investment for the third quarter 2015 was $7.1 billion, of which $5.8 billion in Upstream and $1.2 billion in Downstream. Capital investment for the same period last year was $8.5 billion, of which $7.0 billion in Upstream and $1.4 billion in Downstream.

Dividends of $0.47 per share are announced on October 29, 2015 in respect of the third quarter. These dividends are payable on December 18, 2015. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2014 for additional information on the dividend access mechanism.

Under the Scrip Dividend Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends. Only new A shares will be issued under the Programme, including to shareholders who currently hold B shares.

Nine months net cash from operating activities was $24.4 billion compared with $35.4 billion for the same period last year.

Total current and non-current debt increased to $55.6 billion at September 30, 2015 from $45.5 billion at December 31, 2014 while cash and cash equivalents increased to $31.8 billion at September 30, 2015 from $21.6 billion at December 31, 2014. During the first nine months 2015 Shell issued $10.0 billion of debt under the US shelf registration, and $5.2 billion of debt under the European medium-term note programme.

Capital investment for the first nine months 2015 was $21.0 billion, of which $17.7 billion in Upstream, $3.1 billion in Downstream and $0.1 billion in Corporate. Capital investment for the same period last year was $27.7 billion, of which $23.8 billion in Upstream, $3.8 billion in Downstream and $0.1 billion in Corporate.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	23

CAUTIONARY STATEMENT

The release, presentation, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about and observe any applicable requirements. Any failure to comply with applicable requirements may constitute a violation of the laws and/or regulations of any such jurisdiction.

This announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the recommended combination of Royal Dutch Shell plc (“Shell”) and BG Group plc (“BG”) (the “Combination”) or otherwise nor shall there be any sale, issuance or transfer of securities of Shell or BG pursuant to the Combination in any jurisdiction in contravention of applicable laws.

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell and of the Combination. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell, BG and the combined group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2014 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, October 29, 2015. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

October 29, 2015

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

- Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

- Media: International +44 (0) 207 934 5550; USA +1 713 241 4544

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	24

APPENDIX I

Summary of identified items - Nine months ended September 30, 2015

Earnings for the first nine months 2015 reflected the following items, which in aggregate amounted to a net charge of $6,849 million (compared with a net charge of $4,422 million for the first nine months 2014), as summarised in the table on page 10:

•	Upstream earnings included a net charge of $6,617 million. This net charge included $4,616 million related to impairments, redundancy and restructuring, and other items such as contract provisions and well write-offs associated with management’s decision in the third quarter 2015 to cease Alaska drilling activities for the foreseeable future and to cease the Carmon Creek project. Charges for Alaska were $2,584 million, which included $755 million associated with well write-offs, and charges for Carmon Creek were $2,032 million. The net charge also reflected impairment charges of $3,935 million, principally in the third quarter 2015, triggered by the downward revision of the long-term oil and gas price outlook. These charges were partly offset by net gains on divestments of $1,538 million and a credit of $604 million reflecting a statutory tax rate reduction in the United Kingdom. Other net charges of $208 million related to the negative impact of a statutory tax rate change in Canada, redundancy and restructuring and the impact of fair value accounting of certain commodity derivatives and gas contracts. Earnings for the first nine months 2014 included a net charge of $1,579 million.

•	Downstream earnings included a net charge of $483 million, reflecting asset impairments of $404 million and a tax charge of $115 million relating to the transfer of assets to Shell Midstream Partners, L.P., partly offset by $99 million net gains on divestments. Other net charges of $63 million related to the redundancy and restructuring, the impact of fair value accounting of certain commodity derivatives and gas contracts, and the negative impact of a statutory tax rate change in Canada. Earnings for the first nine months 2014 included a net charge of $2,848 million.

•	Corporate and Non-controlling interest earnings included a net gain of $251 million, mainly reflecting a $483 million gain on the divestment of an office building in the United Kingdom, partly offset by a $216 million tax charge related to prior years. Earnings for the first nine months 2014 included a net gain of $5 million.

Portfolio Developments- Six months ended June 30, 2015

Portfolio Developments for the six months ended June 30, 2015 can be found in Royal Dutch Shell plc Form 6-K filed with the SEC on July 30, 2015.

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APPENDIX II

Share-based compensation

There are a number of share-based compensation plans for Shell employees. The principal share-based employee compensation plan is the Performance Share Plan (“PSP”). For the details of the PSP, reference is made to the Annual Report and Form 20-F for the year ended December 31, 2014. The following table presents the number of shares and American Depositary Shares (“ADSs”) in Royal Dutch Shell plc conditionally awarded under the PSP outstanding as at September 30, 2015. The measurement period for the shares granted is three years.

PSPs	A shares	B shares	A ADSs
Outstanding at September 30, 2015 (thousands)	34,235	11,092	9,428

Prior to the introduction in 2005 of the PSP, Shell’s plans offered options over shares and ADSs of Royal Dutch Shell plc which were awarded to eligible employees, at a price not less than the fair market value of the shares and ADSs at the date the options were granted. The following table presents the number of shares and ADSs in the Company under option as at September 30, 2015, and the range of expiration dates.

Share option plans	A shares	B shares	A ADSs
Under option at September 30, 2015 (thousands)	989	—	—
Range of expiry dates	Oct 2015 –Mar 2016	—	—

Ratio of earnings to fixed charges

The following table sets out for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 and the nine months ended September 30, 2015, the consolidated unaudited ratio of earnings to fixed charges.

	Nine months ended September 30,		$ million Years ended December 31,
	2015	2014	2013	2012	2011	2010
Pre-tax income from continuing operations before income from joint ventures and associates	(446)	22,198	26,317	41,564	46,806	29,391
Total fixed charges	1,710	2,113	1,710	1,712	1,608	1,684
Distributed income from joint ventures and associates	3,187	6,902	7,117	10,573	9,681	6,519
Less: interest capitalised	(621)	(757)	(762)	(567)	(674)	(969)
Total earnings	3,830	30,456	34,382	53,282	57,421	36,625
Interest expensed and capitalised	1,283	1,522	1,412	1,461	1,209	1,218
Interest within rental expense	427	591	298	251	399	466
Total fixed charges	1,710	2,113	1,710	1,712	1,608	1,684
Ratio of earnings to fixed charges	2.24	14.41	20.11	31.12	35.71	21.75

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of joint ventures and associates. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

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Capitalisation and indebtedness

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell as at September 30, 2015. This information is derived from the Condensed Consolidated Interim Financial Statements.

$ million
September 30, 2015
Equity attributable to Royal Dutch Shell plc shareholders	161,348

Current debt	5,149
Non-current debt	50,438
Total debt[A]	55,587
Total capitalisation	216,935

[A]	Of total debt, $50.2 billion was unsecured and $5.4 billion was secured. Total debt includes, as at September 30, 2015, $46.4 billion of debt issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc which is guaranteed by Royal Dutch Shell plc (December 31, 2014: $34.8 billion), with the remainder raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets. As at September 30, 2015, Shell also had outstanding guarantees of $2.2 billion, of which $1.6 billion relate to debt of joint ventures and associates.

Non-GAAP measures

Shell included certain non-GAAP measures and calculations in its Unaudited Condensed Interim Financial report which are listed and explained as follows:

Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense as a percentage of the average capital employed for the period. The tax rate used is Shell’s effective tax rate for the period. Capital employed consists of total equity, current debt and non-current debt.

Calculation of ROACE
	$ million
	Last twelve months
	September 30, 2015	September 30, 2014
Income for current and previous three quarters	1,676	16,133
Interest expense after tax	626	937
Income before interest expense	2,302	17,070
Capital employed – opening	223,974	217,484
Capital employed – closing	218,069	223,974
Capital employed – average	221,022	220,729

ROACE	1.0%	7.7%

Capital investment by business segment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It is defined as the sum of capital expenditure, exploration expense (excluding well write offs), new investments in joint ventures and associates, new finance leases and other adjustments.

$ million				$ million
Three months ended				Nine months ended
Sep 30, 2015	Jun 30, 2015	Sep 30, 2014		Sep 30, 2015	Sep 30, 2014
			Capital investment:
5,848	5,916	7,023	Upstream	17,707	23,782
1,211	1,085	1,426	Downstream	3,145	3,812
16	49	23	Corporate	115	94

7,075	7,050	8,472	Total capital investment	20,967	27,688
(274)	(208)	(151)	Investments in joint ventures and associates	(891)	(1,533)
(1,522)	(643)	(523)	Exploration expense, excluding exploration wells written off	(2,667)	(1,460)
(38)	(18)	(94)	Finance leases	(62)	(887)
1,171	24	79	Other	1,485	(963)

6,412	6,205	7,783	Capital expenditure	18,832	22,845

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